UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            ESC MEDICAL SYSTEMS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M40868107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Asher B. Edelman                              Todd J. Emmerman, Esq.
      717 Fifth Avenue                              c/o Rosenman & Colin LLP
      New York, New York  10022                     575 Madison Avenue
      (212) 371-7711                                New York, New York  10022
                                                    (212) 940-8873
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 11, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edelman Value Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             621,100 Shares
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        621,100 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      621,100 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.39%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
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                    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edelman Value Fund, Ltd.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             842,300 Shares
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        842,300 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      842,300 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      3.24%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      A.B. Edelman Management Company, Inc.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      Not Applicable
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             621,100 Shares (comprised of shares owned by Edelman
   Person               Value Partners, L.P.)
    With                --------------------------------------------------------
                  9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        621,100 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      621,100 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.39%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Asher B. Edelman
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      Not Applicable
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,463,400 Shares (comprised of shares owned by Edelman
   Person               Value Partners, L.P. and shares owned by Edelman Value
    With                Fund, Ltd.)
                        --------------------------------------------------------
                  9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,463,400 Shares (comprised of shares owned by Edelman Value Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,463,400 Shares (comprised of shares owned by Edelman Value Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      5.62%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Robin Rodriguez
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      PF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               35,700 Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             352,500 Shares (comprised of shares owned by Cordell
   Person               Consultants, Inc. (VA) Money Purchase Plan, Kamikaze
    With                Trading LLC and Amalgamated Sludge LLC)
                        --------------------------------------------------------
                  9     Sole Dispositive Power

                        35,700 Shares
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        352,500 Shares (comprised of shares owned by Cordell Consultants, Inc. (VA) Money Purchase Plan, Kamikaze Trading LLC and Amalgamated Sludge LLC)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      388,200 Shares (including shares owned by Cordell Consultants, Inc.
      (VA) Money Purchase Plan, Kamikaze Trading LLC and Amalgamated Sludge LLC)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.49%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Cordell Consultants, Inc. (VA) Money Purchase Plan
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Virginia
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                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             39,600 Shares
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        39,600 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      39,600 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.15%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Kamikaze Trading LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Virginia
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             157,950 Shares
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        157,950 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      157,950 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .61%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Amalgamated Sludge LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Nevada
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                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             154,950 Shares
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        154,950 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      154,950 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .59%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

            This Statement on Schedule 13D relates to the Ordinary Shares, par value NIS 0.10 per share (the "Shares") of ESC Medical Systems Ltd. (the "Company"), a company organized and existing under the laws of the State of Israel. The address of the Company's principal executive offices is P.O. Box 240, Yokneam Industrial Park, Yokneam, Israel 20697.

Item 2. Identity and Background

            (a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"), with respect to the shares owned by it, (ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation ("Edelman Value Fund"), with respect to the shares owned by it, (iii) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), as the sole general partner of Edelman Value Partners, with respect to the shares owned by Edelman Value Partners, (iv) Asher B. Edelman, as Investment Manager for Edelman Value Fund and as president and sole Director of Edelman Management (Asher B. Edelman, Edelman Value Partners, Edelman Value Fund and Edelman Management are hereinafter collectively referred to as the "Edelman Entities"), (v) Kamikaze Trading LLC, a Virginia limited liability company ("Kamikaze"), with respect to the shares owned by it, (vi) Amalgamated Sludge LLC, a Nevada limited liability company ("Amalgamated"), with respect to the shares owned by it, (vii) Cordell Consultants, Inc. (VA) Money Purchase Plan, a Virginia corporation ("Cordell"), with respect to the shares owned by it and (viii) Robin Rodriguez with respect to the shares owned by him and as Managing Member of Kamikaze, Managing Member of Amalgamated and President of Cordell (Robin Rodriguez, Kamikaze, Amalgamated and Cordell are hereinafter collectively referred to as the "Rodriguez Entities"; the Edelman Entities and the Rodriguez Entities are hereinafter collectively referred to as the "Reporting Persons").

            The Edelman Entities and the Rodriguez Entities are making this joint filing as a "group" under Section 13(d)(3) of the Exchange Act, in light of their oral agreement with respect to their respective investments in the Company described in Item 4 below.

            The sole general partner of Edelman Value Partners is Edelman Management. Edelman Value Fund's sole officer and director is Bayard Corporate Services (BVI) Ltd. ("Bayard"). The sole director and President of Edelman Management is Asher B. Edelman. The additional executive officers of Edelman Management are Irving Garfinkel and Gerald N. Agranoff. The Managing Member of Kamikaze is Robin Rodriguez. The Managing Member of Amalgamated is Robin Rodriguez. The President and sole director of Cordell is Robin Rodriguez.

            (b) The address of the principal business and principal office of each of Edelman Management, Edelman Value Partners, Irving Garfinkel and Gerald
N. Agranoff is 717 Fifth Avenue, New York, New York 10022. The principal business address of each of Edelman Value Fund and Bayard is the Creque Building, P.O. Box 116, Road Town, Tortola, B.V.I. Asher B. Edelman maintains business offices in conjunction with the foregoing entities.

            The address of the principal business and principal office of each of Kamikaze, Amalgamated and Cordell is 5540 Laurel Ridge Road, Ruckersville, Virginia 22968. The address of the principal business and principal office of Robin Rodriguez is 675 Berkmar Court, Charlottesville, Virginia 22901.

            (c) The principal business of Edelman Value Partners is that of an investment partnership. The principal business of Edelman Value Fund is that of an investment fund. The principal business of Edelman Management is that of an investment manager. Mr. Edelman is principally in the business of investing for profit in securities and various other assets, including through various investment partnerships and other entities. Mr. Edelman also serves on the Board of Directors of several corporations and acts as the indirect General Partner of Edelman Securities, a registered broker-dealer.

            The principal business of Bayard is to provide administrative services to offshore companies.

            Mr. Garfinkel is principally employed as a General Partner of Asco Partners and a Controller of Plaza Securities Company.

            Mr. Agranoff is principally employed as a General Partner of Asco Partners and a Controller of Plaza Securities Company.

            The principal business of Kamikaze, Amalgamated and Cordell is investing for profit in securities and various other assets. Mr. Rodriguez is principally in the business of investing for profit, including as an executive officer, director or member of Kamikaze, Amalgamated and Cordell.

            (d) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decrees or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

            (f) Each of Asher B. Edelman, Robin Rodriguez, Irving Garfinkel, and Gerald B. Agranoff is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

            The aggregate amount of funds used to purchase the Shares held by Edelman Value Fund was $4,367,006.50. The source of funds used by Edelman Value Fund to purchase such Shares was working capital.

            The aggregate amount of funds used to purchase the Shares held by Edelman Value Partners was $3,220,236.13. The source of funds used by Edelman Value Partners to purchase such Shares was working capital.

            The aggregate amount of funds used to purchase the Shares held by Cordell was $201,771.50. The source of funds used by Cordell to purchase such Shares was working capital.

            The aggregate amount of funds used to purchase the Shares held by Kamikaze was $818,762.13. The source of funds used by Kamikaze to purchase such Shares was working capital.

            The aggregate amount of funds used to purchase the Shares held by Amalgamated was $794,635.38. The source of funds used by Amalgamated to purchase such shares was working capital.

            The aggregate amount of funds used to purchase the Shares held by Robin Rodriguez was $185,829.13. The source of funds used by Robin Rodriguez to purchase such Shares was personal funds.

            Each such entity and individual possesses a portfolio containing securities other than those of the Company which portfolio may, from time to time, be held in margin accounts at major domestic brokerage firms which may have debit balances, and which may, from time to time, be subject to security interests in favor of major domestic or international lending institutions to secure working capital advances. Since the portfolio securities are comprised of shares other than those of the Company, it is highly impractical to determine the amount, if any, borrowed with respect to the Company shares held in such general accounts or comprising a portion of such collateral.

Item 4. Purpose of Transaction.

            The Reporting Persons have acquired the Shares of the Company reported herein with a view to making a profit on their investment. In light of their investment objectives, the Reporting Persons intend to consider appropriate methods of maximizing the value of their Shares and, to the extent consistent with their investment objectives, shareholder value in general.

            On February 24, 1999, Mr. Rodriguez met with Arie Genger, a significant shareholder of the Company, in Mr. Genger's New York offices to discuss various matters, including matters relating to the Company. At the meeting Mr. Genger generally indicated that he was dissatisfied with the Company's performance, that he believed certain managerial changes were necessary in order to enhance shareholder value and that he was considering methods of effectuating such changes. In response to his meeting with Mr. Genger, Mr. Rodriguez arranged a meeting among Messrs. Edelman, Genger and Rodriguez, which meeting took place on February 25, 1999 at Mr. Edelman's New York offices. At such meeting , Mr. Genger reiterated his concerns with respect to the Company. Mr. Edelman told Mr. Genger that he would consider making an investment in the Company, but did not make any commitment to, or arrangement or agreement with, Mr. Genger with respect to any such possible investment or with respect to the Company or its management in the event Mr. Edelman ultimately determined to make an investment in the Company. Mr. Genger also indicated at the meeting that he intended to speak with other shareholders of the Company with respect to the same matter.

            On March 1, 1999, Mr. Edelman and Mr. Rodriguez determined to begin acquiring shares of the Company and orally agreed to work in conjunction with each other with respect to their respective investments in the Company, including with respect to seeking appropriate methods of maximizing the value of their Shares and/or shareholder value in general. Mr. Edelman and Mr. Rodriguez also orally agreed to vote their respective Shares in the same manner. Neither Mr. Edelman nor Mr. Rodriguez had any specific intentions with respect to the

Company or its management at the time of determining to acquire shares of the Company, however, Mr. Edelman and Mr. Rodriguez did acquire Shares with a view to making a profit on their investment, and in that regard generally intended to consider appropriate methods of maximizing the value of their Shares. Notwithstanding their oral agreement to work in conjunction with each other with respect to their respective investments in the Company, each Reporting Person retains complete, independent economic control over their respective investments in the Shares, and no Reporting Person has made any specific agreement, commitment or arrangement regarding disposition of its Shares.

            As more fully described in Item 5 below, between March 1, 1999 and March 11, 1999, the Edelman Entities and the Rodriguez Entities acquired an aggregate of approximately 7.11% of the outstanding Shares of the Company.

            On March 12, 1999, Mr. Genger and Barnard Gottstein, also an owner of a significant number of Shares in the Company, each amended their respective
Schedule 13D filings with respect to the Company disclosing, among other things, that on March 11, 1999 they had sent a joint letter to the Company setting forth a proposal (referred to herein as the "G&G Proposal") to restructure the composition of the Board of Directors of the Company with four new directors to be identified by Messrs. Genger and Gottstein. None of the Reporting Persons has expressed their position with respect to the G&G Proposal to Messrs. Genger or Gottstein or otherwise. The Reporting Persons are currently evaluating the G&G Proposal in light of the Reporting Persons' investment objectives, together with other possible methods of maximizing the value of their Shares and/or shareholder value. The Reporting Persons may in connection with their consideration of the G&G Proposal seek to meet with Messrs. Genger and Gottstein or other shareholders of the Company, or seek meetings (in addition to the meeting with Mr. Eckhouse referred to below) with current management or the current Board of Directors of the Company.

            On March 16, 1999, Mr. Edelman telephoned Shimon Eckhouse, the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, to request a meeting with Mr. Eckhouse. In response to such request Mr. Eckhouse agreed to meet with Mr. Edelman on March 17, 1999 in Mr. Edelman's New York offices.

            The Reporting Persons intend to closely scrutinize and monitor developments at the Company, including those relating to the G&G Proposal. The Reporting Persons may at any time and from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise, or (iii) act to institute measures to maximize the value of the Reporting Persons' Shares and, to the extent consistent therewith, shareholder value in general, in each case, subject to applicable securities laws, as, if and when such acquisitions, sales or other actions are determined by the Reporting Persons, or any of them, to be in their best interests. Such actions of the Reporting Persons may include requesting one or more seats on the Company's Board of Directors, contacting financial and/or strategic buyers for the Company and/or, to the extent necessary, a proxy solicitation to achieve any of the above or other possible actions. Such actions of the Reporting Persons could also include one or more of the other transactions, changes or events specified in clauses (a)-(j) of Item 4 of the Form of Schedule 13D. The Reporting Persons may seek additional meetings with the Company and/or seek to meet with other shareholders of the Company, including Messrs. Genger and Gottstein, in connection with their consideration of appropriate methods of maximizing the value of the Reporting Persons' Shares and/or shareholder value in general. Depending on future developments, the plans of the Reporting Persons may change.

Item 5. Interest in Securities of the Issuer.

            (a) The aggregate percentage of the outstanding Shares of the Company reported owned by each Reporting Person is based upon 26,027,000 Shares of the Company outstanding, based on the weighted average number of Shares outstanding during the period ended December 31, 1998, as reported in the Company's financial report press release for the period ended December 31, 1998.

            As of the close of business on March 16, 1999:

                  (i) Edelman Value Partners owns 621,100 Shares which constitute approximately 2.39% of the Shares of the Company outstanding;

                  (ii) Edelman Management owns no Shares of the Company. As sole General Partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 621,100 Shares owned by Edelman Value Partners. Such Shares constitute approximately 2.39% of the Shares of the Company outstanding;

                  (iii) Edelman Value Fund owns 842,300 Shares which constitute approximately 3.24% of the Shares of the Company outstanding;

                  (iv) Asher B. Edelman owns no Shares of the Company. As the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Investment Manager of Edelman Value Fund, Asher B. Edelman may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of 621,100 Shares of the Company owned by Edelman Value Partners and the 842,300 Shares of the Company owned by Edelman Value Fund. Such Shares, in the aggregate, constitute approximately 5.62% of the Shares of the Company outstanding;

                  (v) Cordell owns 39,600 Shares of the Company which constitute approximately 0.15% of the Shares of the Company outstanding;

                  (vi) Kamikaze owns 157,950 Shares of the Company which constitute approximately 0.61% of the Shares of the Company outstanding;

                  (vii) Amalgamated owns 154,950 Shares of the Company which constitute approximately 0.59% of the Shares of the Company outstanding;

                  (viii) Robin Rodriguez personally owns 35,700 Shares of the Company which constitute approximately 0.14% of the Shares of the Company outstanding. In addition, as the Managing Member of Kamikaze, the Managing Member of Amalgamated and the President and sole director of Cordell, Robin Rodriguez may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules to be the beneficial owner of the 157,950 Shares of the Company owned by Kamikaze, the 154,950 Shares of the Company owned by Amalgamated and the 39,600 Shares of the Company owned by Cordell. Such Shares(including those held by Mr. Rodriguez personally) in the aggregate constitute approximately 1.49% of the Shares of the Company outstanding.

            (b) Edelman Value Partners has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Edelman, as President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners.

            Edelman Value Fund has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Edelman, as Investment Manager.

            Cordell has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Rodriguez as President.

            Kamikaze has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Rodriguez as Managing Member.

            Amalgamated has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Rodriguez as Managing Member.

            Mr. Rodriguez has the sole power to vote and dispose of the Shares of the Company which are personally owned by him.

            (c) Set forth below is a description of all transactions in Shares of the Company that were effected during the past sixty days by any of the Reporting Persons. All such transactions were effected on the open market.

                                                      Number            Price
           Entity                    Date           Of Shares         per Share
           ------                    ----           ---------         ---------

Edelman Value Fund                  3/1/99            42,000           $5.0938
Edelman Value Partners              3/1/99            29,000           $5.0938
Cordell                             3/1/99            29,000           $5.0938
Edelman Value Fund                  3/2/99            35,700           $5.0938
Edelman Value Partners              3/2/99            24,700           $5.0938
Cordell                             3/2/99            10,600           $5.0938
Robin Rodriguez                     3/2/99            14,000           $5.0938
Edelman Value Fund                  3/3/99            10,000           $5.1250
Edelman Value Partners              3/3/99             7,000           $5.1250
Robin Rodriguez                     3/3/99             7,000           $5.1250
Edelman Value Fund                  3/4/99            82,300           $5.3438
Edelman Value Partners              3/4/99            56,900           $5.3438
Robin Rodriguez                     3/4/99            14,700           $5.3438
Kamikaze                            3/4/99            42,100           $5.3438
Edelman Value Fund                  3/9/99           204,300           $5.1250
Edelman Value Partners              3/9/99           141,200           $5.1250
Kamikaze                            3/9/99           115,850           $5.1250
Amalgamated                         3/9/99            25,250           $5.1250
Edelman Value Fund                  3/10/99          168,000           $5.1250
Edelman Value Partners              3/10/99          116,000           $5.1250
Amalgamated                         3/10/99          116,000           $5.1250
Edelman Value Fund                  3/11/99          300,000           $5.1563
Edelman Value Partners              3/11/99          246,300           $5.1563
Amalgamated                         3/11/99           13,700           $5.1563

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            As is more fully described in Item 2 and Item 4, the Edelman Entities and the Rodriguez Entities have orally agreed to work in conjunction with one another with respect to their respective investments in the Company, including with respect to seeking appropriate methods of maximizing the value of their Shares and/or shareholder value in general. Mr. Edelman and Mr. Rodriguez have also orally agreed to vote their respective Shares in the same manner. In addition, in consideration of Mr. Rodriguez's services in identifying the Company as a suitable investment for Mr. Edelman, Mr. Edelman has orally agreed to pay Mr. Rodriguez an amount equal to 10% of any profits realized by the Edelman Entities as a result of their investment in the Company.

            Except to the extent described in Item 2, Item 4 and in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any of such Reporting Persons and any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship involving the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantee of profits, divisions of profits or loss, or the giving or withholding of proxies), although the Reporting Persons reserve the right to develop such in the future.


Item 7.     Material to be Filed as Exhibits.

            Exhibit 1:  Agreement Pursuant to Rule 13d-1(k)

                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

            Dated: March 17, 1999

                                             /s/ Asher B. Edelman
                                             ------------------------------
                                             Asher B. Edelman, individually
                                             and as attorney-in-fact for
                                             each of Edelman Value
                                             Partners, L.P., Edelman Value
                                             Fund, Ltd., and A.B. Edelman
                                             Management Company, Inc.

                                             /s/ Robin Rodriguez
                                             ------------------------------
                                             Robin Rodriguez, individually
                                             and as attorney-in-fact for
                                             each of Kamikaze Trading LLC,
                                             Amalgamated Sludge LLC and
                                             Cordell Consultants, Inc. (VA)
                                             Money Purchase Plan

                                 EXHIBIT 1

                   AGREEMENT REGARDING JOINT FILING UNDER
                     SECTION 13(d) OF THE EXCHANGE ACT

            FOR VALUE RECEIVED, the undersigned, effective as of March 17, 1999, hereby agree as follows:

            1. Joint Filing Authorization. Each party hereto authorizes ASHER B. EDELMAN to file on their behalf with the Securities & Exchange Commission (the "SEC"), all appropriate exchanges and other appropriate parties, as a joint filing for all of the undersigned parties pursuant to Rule 13d-1(k), a statement of their beneficial ownership of the Ordinary Shares, par value NIS 0.10 per share of ESC MEDICAL SYSTEMS, LTD. (the "Company") on Schedule 13D as promulgated by the SEC, including any pertinent amendments thereto, and including, where applicable, additions or deletions to the group represented by the undersigned.

            2. Power of Attorney.

            (a) Each of Edelman Value Partners, L.P., Edelman Value Fund, Ltd., and A.B. Edelman Company, Inc., individually and in its capacity as General Partner of Edelman Value Partners, L.P., hereby designates and appoints ASHER B. EDELMAN as their attorney-in-fact, to take all actions and to execute all documentation in their stead and on their behalf necessary or prudent to effectuate the joint filings relating to the Company contemplated by this Agreement, until revoked in writing by the party.

            (b) Each of Kamikaze Trading LLC, Amalgamated Sludge LLC and Cordell Consultants, Inc. (VA) Money Purchase Plan hereby designates and appoints ROBIN RODRIGUEZ as their attorney-in-fact, to take all actions and to execute all documentation in their stead and on their behalf necessary or prudent to effectuate the joint filings relating to the Company contemplated by this Agreement, until revoked in writing by the party.

            3. Binding on Heirs, Representatives, Successors and Assigns. This Agreement shall be binding upon the undersigned and their respective heirs, representatives, successors and assigns.

                      /s/ Asher B. Edelman
                      ------------------------------------------------
                          Asher B. Edelman


                      EDELMAN VALUE PARTNERS, L.P.,
                       a Delaware limited partnership

                      By: A.B. Edelman Management Company, Inc., a New York corporation, General Partner

                      By:     /s/ Asher B. Edelman
                              ----------------------------------------
                              Asher B. Edelman, President

                      EDELMAN VALUE FUND, LTD.,
                      a British Virgin Islands corporation

                      By:     /s/ Asher B. Edelman
                              ----------------------------------------
                              Asher B. Edelman, Investment Manager


                      A.B. EDELMAN MANAGEMENT COMPANY, INC.,
                      a New York corporation

                      By:     /s/ Asher B. Edelman
                              ----------------------------------------
                              Asher B. Edelman, President

                      /s/ Robin Rodriguez
                      ------------------------------------------------
                          Robin Rodriguez


                      KAMIKAZE TRADING LLC,
                      a Virginia limited liability company

                      By:     /s/ Robin Rodriguez
                              ----------------------------------------
                              Robin Rodriguez, Managing Member


                      AMALGAMATED SLUDGE LLC ,
                      a Nevada limited liability company

                      By:     /s/ Robin Rodriguez
                              ----------------------------------------
                              Robin Rodriguez, Managing Member


                      CORDELL CONSULTANTS, INC. (VA) MONEY
                      PURCHASE PLAN, a Virginia corporation

                      By:     /s/ Robin Rodriguez
                              ----------------------------------------
                              Robin Rodriguez, President